AYA GOLD & SILVER INC.

1320 Graham Boulevard, Suite 132, Mont-Royal, Quebec, Canada, H3P 3C8

info@ayagoldsilver.com | www.ayagoldsilver.com

GOLD & SILVER

Exhibit 99.104
CONSOLIDATED
FINANCIAL STATEMENTS

For the years ended December 31,
2025 and 2024
AYA GOLD & SILVER INC.
1320 Boulevard Graham, Suite 132, Mont-Royal, Quebec, Canada H3P 3C8
Email : info@ayagoldsilver.com | www.ayagoldsilver.com
Exhibit 99.104
Management’s responsibilities over financial reporting
The Consolidated Financial Statements of Aya Gold & Silver Inc. (the "Corporation" or "Aya") are the responsibility of the
Corporation’s management. The consolidated financial statements are prepared in accordance with International Financial
Reporting Standards (“IFRS") as issued by the International Accounting Standards Board (“IASB”) and reflect management’s best estimates and judgment based on information currently available at the date the financial statements are available for issuance.
The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the consolidated financial statements prior to their submission to the Board of Directors for approval.
AYA GOLD & SILVER INC.
1320 Boulevard Graham, Suite 132, Mont-Royal, Quebec, Canada H3P 3C8
Email : info@ayagoldsilver.com | www.ayagoldsilver.com
Exhibit 99.104
KPMG LLP
600 De Maisonneuve Blvd. West, Suite 1500
Montreal, QC H3A 0A3
Canada
Tel 514 840 2100
Fax 514 840 2187
INDEPENDENT AUDITOR’S REPORT
To the Shareholders of Aya Gold & Silver Inc.
Opinion
We have audited the consolidated financial statements of Aya Gold & Silver Inc. (the Entity), which comprise:
•the consolidated statements of financial position as at December 31, 2025 and December 31, 2024
•the consolidated statements of comprehensive income (loss) for the years then ended
•the consolidated statements of changes in equity for the years then ended
•the consolidated statements of cash flows for the years then ended
•and notes to the consolidated financial statements, including a summary of material accounting policy information
(Hereinafter referred to as the “financial statements”).
In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated financial position of the Entity as at December 31, 2025 and December 31, 2024, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the “Auditor’s Responsibilities for the Audit of the Financial Statements” section of our auditor’s report.
We are independent of the Entity in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and we have fulfilled our other ethical responsibilities in accordance with these requirements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.
AYA GOLD & SILVER INC.
1320 Boulevard Graham, Suite 132, Mont-Royal, Quebec, Canada H3P 3C8
Email : info@ayagoldsilver.com | www.ayagoldsilver.com
Exhibit 99.104
Key Audit Matters
Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements for the year ended December 31, 2025. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.
We have determined the matters described below to be the key audit matters to be communicated in our auditor’s report.
Evaluation of Indicators of Impairment for Exploration and Evaluation Assets Description of the
matter
We draw attention to Notes 4 and 7 of the financial statements. The Entity has exploration and evaluation assets totaling
$115,179 thousands which comprise rights on mining properties of $6,792 thousands and deferred exploration and evaluation expenses of $108,387 thousands. The carrying amounts of exploration and evaluation assets are reviewed by the Entity for impairment when indicators of impairment exist, typically when one of the following circumstances applies:
•Exploration rights have expired or will expire in the near future.
•No significant future exploration expenditures are foreseen.
•No commercially viable quantities are discovered, and exploration and evaluation activities will be discontinued.
•Exploration and valuation assets are unlikely to be fully recovered from successful development or sale.
The Entity completes an evaluation at each reporting period of potential impairment indicators. If any such indicators exist, then the asset’s recoverable amount is estimated.
Why the matter is a key audit matter
We identified the evaluation of indicators of impairment for exploration and evaluation assets as a key audit matter. This matter represented an area of significant risk of material misstatement given the magnitude of rights on mining properties and deferred exploration and evaluation expenses. This matter was of most significance due to the difficulties in evaluating the results of our audit procedures to assess the Entity’s determination of whether the factors, individually and in aggregate, resulted in indicators of impairment.
How the matter was addressed in the audit
The primary procedures we performed to address this key audit matter included the following:
•We evaluated the Entity’s impairment indicators analysis and considered whether the analysis was consistent with evidence in other areas of the audit, by examining internal and external communications and the Entity’s technical reports.
•We assessed the status of the Entity’s exploration rights by discussing with management and inspecting available correspondence with government authorities to identify if any rights could be lost or not renewed by the government authorities.
•We assessed future exploration expenditures and whether exploration and evaluation activities will be discontinued by inspecting budgeted expenditures for the upcoming year, the Entity’s technical reports, and internal and external communications. We evaluated the Entity’s ability to accurately budget the exploration expenditures by comparing the
Entity’s prior year budgeted exploration expenditures to the actual exploration expenditures incurred.
Other Information
Management is responsible for the other information. Other information comprises:
•the information included in Management’s Discussion and Analysis.
Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.
In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit and remain alert for indications that the other information appears to be materially misstated.
AYA GOLD & SILVER INC.
1320 Boulevard Graham, Suite 132, Mont-Royal, Quebec, Canada H3P 3C8
Email : info@ayagoldsilver.com | www.ayagoldsilver.com
Exhibit 99.104
We obtained the information included in Management’s Discussion and Analysis as at the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in the auditor’s report.
We have nothing to report in this regard.
Responsibilities of Management and Those Charged with Governance for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with
International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the financial statements, management is responsible for assessing the Entity's ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Entity or to cease operations, or has no realistic alternative but to do so.
Those charged with governance are responsible for overseeing the Entity's financial reporting process.
Auditor’s Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion.
Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with
Canadian generally accepted auditing standards will always detect a material misstatement when it exists.
Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.
As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit.
We also:
•Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.
•The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Entity's internal control.
•Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Entity's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Entity to cease to continue as a going concern.
•Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
•Communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.
•Provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.
*CPA auditor, public accountancy permit No. A131804
AYA GOLD & SILVER INC.
1320 Boulevard Graham, Suite 132, Mont-Royal, Quebec, Canada H3P 3C8
Email : info@ayagoldsilver.com | www.ayagoldsilver.com
Exhibit 99.104
•Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the group as a basis for forming an opinion on the group financial statements. We are responsible for the direction, supervision and review of the audit work performed for the purposes of the group audit. We remain solely responsible for our audit opinion.
•Determine, from the matters communicated with those charged with governance, those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our auditor’s report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.
/s/ KPMG LLP*
The engagement partner on the audit resulting in this auditor’s report is Marc-André Fontaine.
Montreal, Canada
March 30, 2026

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2025	1
Consolidated Statements of Financial Position
(Expressed in thousands of US dollars)

	December 31, 2025	December 31, 2024
	$	$
ASSETS
Current
Cash and cash equivalents (Note 21)	136,322	30,944
Trade and other receivables	33,811	1,827
Sales taxes receivable	22,864	9,979
Income tax receivable	-	3,415
Inventories (Note 5)	34,595	27,389
Deposit in trust	314	695
Restricted cash (Note 9)	1,750	-
Prepaid expenses and security deposits	2,794	2,249
Options contracts (Note 21)	-	42
	232,450	76,540
Non-current
Restricted cash (Note 21)	16,412	18,246
Non-refundable deposits to suppliers	3,390	2,787
Deferred tax assets (Note 17)	5,187	3,425
Investment in associate (Note 7)	6,969	-
Deferred financing fees (Note 9)	173	-
Property, plant and equipment (Note 6)	251,973	231,205
Exploration and evaluation assets (Note 7)	115,179	67,904
TOTAL ASSETS	631,733	400,107
LIABILITIES
Current
Accounts payable and accrued liabilities	69,407	51,351
Current portion of long-term debt (Note 9)	28,571	-
Income tax payable	19,898	-
Balance of purchase price payable (Note 8)	1,643	1,483
Current portion of lease liabilities (Note 10)	357	282
Options contracts (Note 21)	174	-
	120,050	53,116
Non-current
Lease liabilities (Note 10)	1,009	1,121
Long-term debt (Note 9)	83,606	95,517
Asset retirement obligations (Note 11)	3,244	2,872
Deferred tax liabilities (Note 17)	-	1,000
TOTAL LIABILITIES	207,909	153,626
EQUITY
Share capital (Note 12)	431,426	323,148
Equity reserves	26,672	(940)
Deficit	(44,447)	(75,732)
	413,651	246,476
Non-controlling interests (Note 26)	10,173	5
TOTAL EQUITY	423,824	246,481
TOTAL LIABILITIES AND EQUITY	631,733	400,107
Commitments (Note 24), Contingent liability (Note 27)
The accompanying notes are an integral part of these consolidated financial statements.
On behalf of the Board,

Benoit La Salle /s/	Yves Grou /s/
President, CEO, Director	Director

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2025	2
Consolidated Statements of Comprehensive Income (Loss)
(Expressed in thousands of US dollars, except share and per share amounts)

	Years ended December 31,
	2025	2024
	$	$
Revenue (Note 15)	202,102	39,117
Cost of sales (Note 16)(1)	118,935	33,735
Gross profit	83,167	5,382
Expenses (income)
General and administrative expenses (Note 18)(2)	12,564	8,837
General and administrative expenses – Share-based payments (Note 18)(2)	13,901	7,651
Net impairment (recovery) loss (Note 7)	(3,987)	27,350
Gain on sale of Amizmiz project (Note 7)	(1,828)	-
Loss on capital asset disposal	-	291
Operating income (loss)	62,517	(38,747)
Net finance income (Note 18)	8,570	13,947
Share of loss in associate, net of tax (Note 7)	(962)	-

Net income (loss) before income taxes	70,125	(24,800)
Income tax expense (Note 17)	23,845	1,227

Net income (loss)	46,280	(26,027)
Net income (loss) attributable to
Equity holders of Aya Gold & Silver Inc.	45,557	(21,617)
Non-controlling interests (Note 26)	723	(4,410)
Net income (loss)	46,280	(26,027)
Other comprehensive income (loss)
Items that will subsequently be reclassified to net income (loss):
Foreign currency translation adjustment	14,605	(19,266)

Comprehensive income (loss)	60,885	(45,293)

Basic income (loss) per common share (Note 23)(3)	0.33	(0.17)
Diluted income (loss) per common share (Note 23)(3)	0.32	(0.17)
Weighted average number of shares - basic (Note 23)	137,231,106	129,842,508
Weighted average number of shares - diluted (Note 23)	142,370,945	129,842,508
(1) Included in cost of sales is share-based payments expense of $1,275 during the year ended December 31, 2025, ($580 during the year ended
December 31, 2024).
(2) For the year ended December 31, 2025, general and administrative expense has been disaggregated as two separate line items, and the comparative financial information has been reclassified to conform to the current year presentation (Note 18). This reclassification has no effect on the 2024 reported net loss.
(3) In the year ended December 31, 2024, loss per share had previously been calculated using total net loss rather than net loss attributable to
Aya Gold & Silver Inc. shareholders. The comparative loss per share amounts have been adjusted from previously reported $(0.20) to $(0.17) to reflect the net loss attributable to Aya Gold & Silver Inc. shareholders in the year ended December 31, 2024. This adjustment affects only the presentation of loss per share and has no impact on the Corporation's net loss, total equity, cash flows, or financial position in year ended
December 31, 2024.
The accompanying notes are an integral part of these consolidated financial statements.

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2025
Consolidated Statement of Changes in Equity
(Expressed in thousands of US dollars)

	Share Capital		Equity Reserves
	Number of issued and outstanding shares	Share capital	Contributed surplus (a)	Accumulated other comprehensive (loss) income (b)	Equity Reserves	Deficit attributable to equity holders of Aya Gold & Silver Inc.	Non- controlling interests	Total equity
		$	$	$	$	$	$	$
Balance as at December 31, 2024	130,770,053	323,148	26,152	(27,092)	(940)	(75,732)	5	246,481
Exercise of options (Note 13)	20,000	36	(16)	-	(16)	-	-	20
Share issued for vested units (Note 12)	456,159	3,024	(3,024)	-	(3,024)	-	-	-
Share-based payments (Note 13)	-	-	16,047	-	16,047	-	-	16,047
Share issuance (Note 12)	10,767,795	105,218	-	-	-	-	-	105,218
Share issue costs, net of tax of $675	-	-	-	-	-	(4,827)	-	(4,827)
	142,014,007	431,426	39,159	(27,092)	12,067	(80,559)	5	362,939
Net income	-	-	-	-	-	45,557	723	46,280
Other comprehensive income	-	-	-	14,605	14,605	-	-	14,605
Comprehensive income	-	-	-	14,605	14,605	45,557	723	60,885
Non-reciprocal contribution to Boumadine Global Mining S.A. (Note 26)	-	-	-	-	-	(9,445)	9,445	-
Balance as at December 31, 2025	142,014,007	431,426	39,159	(12,487)	26,672	(44,447)	10,173	423,824

Balance as at December 31, 2023	122,377,703	260,897	19,893	(7,826)	12,067	(52,243)	4,415	225,136
Exercise of options (Note 12)	511,950	3,037	(1,375)	-	(1,375)	-	-	1,662
Shares issued upon vesting of restricted share units (Note 12)	306,500	1,917	(1,917)	-	(1,917)	-	-	-
Share-based payments (Note 13)	-	-	9,551	-	9,551	-	-	9,551
Share issuance (Note 12)	7,573,900	57,297	-	-	-	-	-	57,297
Share issue costs, net of tax of $1,444	-	-	-	-	-	(1,872)	-	(1,872)
	130,770,053	323,148	26,152	(7,826)	18,326	(54,115)	4,415	291,774
Net loss	-	-	-	-	-	(21,617)	(4,410)	(26,027)
Other comprehensive loss	-	-	-	(19,266)	(19,266)	-	-	(19,266)
Comprehensive loss	-	-	-	(19,266)	(19,266)	(21,617)	(4,410)	(45,293)
Balance as at December 31, 2024	130,770,053	323,148	26,152	(27,092)	(940)	(75,732)	5	246,481
a)Contributed surplus reserve records the cumulative amounts of compensation expense recognized under IFRS 2 Share-Based Payment with respect to share purchase options granted, shares purchase warrants, restricted share units and deferred share units issued but not yet exercised.
b)Accumulated other comprehensive (loss) income reserve records the gains and losses arising from the translation of the Corporation and its subsidiaries' Financial Statements to the presentation currency.
The accompanying notes are an integral part of these consolidated financial statements.

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2025	4
Consolidated Statement of Cash Flows
(Expressed in thousands of US dollars)

	Years ended December 31,
	2025	2024
Cash flows provided by (used in)	$	$
OPERATING ACTIVITIES
Net income (loss)	46,280	(26,027)
Adjustments for non-cash items
Depreciation and depletion of property, plant and equipment (Note 16 and Note 18)	20,525	3,370
Share-based payments recorded in net income (loss) (Note 13)	15,176	8,231
Net impairment (recovery) loss (Note 7)	(3,987)	27,350
Gain on sale of Amizmiz project (Note 7)	(1,828)	-
Loss on disposal of capital assets	-	291
Gain on foreign currency translation	(17,923)	(10,355)
Finance costs related to long-term debt recorded in net income (loss)	10,291	-
Share of loss in associate (Note 7)	962	-
Write-down of inventory (Note 16)	197	-
Accretion expense (Note 18)	171	152
Gain on settlement of payables (Note 18)	(180)	-
Deferred income taxes	(1,808)	(300)
Change in fair value of options contracts (Note 21)	(211)	(57)
	67,665	2,655
Changes in working capital items (Note 22)	4,283	(11,270)
	71,948	(8,615)
INVESTING ACTIVITIES
Net change in restricted cash (Note 9)	103	2,250
Deposits to suppliers for capital expenditures	(3,137)	(2,569)
Additions of property, plant and equipment (Note 6 and Note 22)	(33,425)	(62,881)
Liquidated damages received related to mine expansion (Note 6 and Note 27)	7,219	-
Deposit in trust	340	(695)
Investment in associate (Note 7)	(721)	-
Additions to mining rights (Note 7)	(715)	(223)
Additions to exploration and evaluation assets (Note 7 and Note 22)	(42,053)	(29,891)
	(72,389)	(94,009)
FINANCING ACTIVITIES
Repayment of lease liabilities (Note 10)	(422)	(333)
Deferred financing fees (Note 9)	(381)	(306)
Proceeds from long-term debt (Note 9)	15,000	40,000
Payment of borrowing costs on long-term debt (Note 9)	(9,002)	(6,526)
Proceeds from exercise of options (Note 13)	20	1,662
Proceeds from share issuance (Note 12)	105,218	57,297
Share issue costs	(5,502)	(3,316)
	104,931	88,478
Effect of exchange rate changes on cash in foreign currencies	888	(4,740)
Net change in cash and cash equivalents	105,378	(18,886)
Cash and cash equivalents, beginning of year	30,944	49,830
Cash and cash equivalents, end of year	136,322	30,944
Supplemental cash flow information (Note 22)
The accompanying notes are an integral part of these consolidated financial statements.

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2025	5
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted)
1.  GENERAL INFORMATION
Aya Gold & Silver Inc. (“Aya” or the “Corporation”) is a Canadian-based precious metals mining corporation active across the full mining lifecycle; from discovery and development through to production. The Corporation operates primarily in Morocco, a politically stable jurisdiction with supportive regulatory environment, offering low operating costs and well-developed infrastructure.
Aya’s flagship asset is the Zgounder Silver Mine, recognized for its rare, high-grade silver mineralization. The mine is located along the Anti-Atlas fault, one of North Africa’s most geologically rich and underexplored regions, known for hosting world-
class silver, gold, and base metal deposits. Aya also owns an 85% interest in the Boumadine polymetallic project, which is currently at the exploration and evaluation stage.
Aya is incorporated under the Canada Business Corporations Act; its financial year-end is December 31, and it trades on the
Toronto Stock Exchange under the symbol “AYA” and on the OTCQX under the symbol “AYASF”.
2.  BASIS OF PRESENTATION
Statement of compliance
The consolidated financial statements of the Corporation have been prepared in accordance with International Financial
Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").
The Board of Directors approved and authorized for issue these consolidated financial statements on March 30, 2026.
Basis of measurement
The consolidated financial statements have been prepared on a historical cost basis, except for:
(i)Option contracts, which are accounted for at fair value;
(ii)Share-based payment arrangements, which are measured at fair value on grant date;
(iii)Asset retirement obligations, which are measured at the discounted estimated cost of future remediation;
(iv)Lease liabilities, which are initially measured at the present value of minimum lease payments;
(v)Non-controlling interest which is initially measured at the proportionate share of the acquiree’s identifiable net assets as at the date of acquisition; and
(vi)Investment in an associate: the Corporation accounts for its investment in an associate using the equity method.
Under the equity method, the Corporation’s investment in associate is initially recognized at cost and subsequently increased or decreased to recognize the Corporation's share of net income/loss and other comprehensive income/
loss of the investee, after any adjustments necessary to give effect to uniform accounting policies, any other movement in the investee's reserves, and for impairment losses after the initial recognition date. The Corporation's share of earnings or losses of its investee is recognized in the Corporation’s statement comprehensive income
(loss) during the year.

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2025	6
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted)
3.  NEW ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED
IFRS 18, Presentation and Disclosure in Financial Statements
On April 9, 2024, the IASB issued IFRS 18 to improve reporting of financial performance. The new standard replaces IAS 1
Presentation of Financial Statements. It carries forward many requirements from IAS 1 unchanged. The new Accounting
Standard introduces significant changes to the structure of income statements and introduces new principles for aggregation and disaggregation of information.
IFRS 18 introduces the concept of “management-defined performance measures” (MPMs) and requires such financial measures to be disclosed in a note to the financial statements. MPMs are subtotals of income and expenses that meet specific criteria outlined in IFRS 18.  IFRS 18 applies for annual reporting periods beginning on or after January 1, 2027 and applies retrospectively, with earlier application permitted.
The impact of adoption of the amendments has not yet been determined by the Corporation.
Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instrument Disclosure
In May 2024, the IASB published Amendments to the Classification and Measurement of Financial Instruments (Amendments
to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments Disclosures). The amendments to IFRS 9 clarify derecognition and classification of specific financial assets and liabilities respectively while the amendments to IFRS 7 clarify the disclosure requirements for investments in equity instruments designated at fair value through other comprehensive income (loss) and contractual terms that could change the timing or amount of contractual cash flows on the occurrence or non-occurrence of a contingent event. The amendments to IFRS 9 and IFRS 7 are effective for annual reporting beginning on or after January 1, 2026. Earlier application is permitted. The impact of adoption of the amendments has not yet been determined by the Corporation.
4.  MATERIAL ACCOUNTING POLICIES, ESTIMATES AND JUDGEMENTS
Consolidation, functional and presentation currency
These consolidated financial statements include the accounts of Aya, and its subsidiaries. The list of material subsidiaries are as follows:

Subsidiary	Registered	Ownership, voting right	Principal activity	Functional currency
Aya Gold & Silver Morocco S.A. ("AGSM")	Morocco	100%	Exploration	Moroccan dirham
Zgounder Millennium Silver Mining S.A. ("ZMSM")	Morocco	100%	Production	Moroccan dirham
Boumadine Global Mining S.A. ("BGM")	Morocco	85%	Exploration	Moroccan dirham
Subsidiaries are fully consolidated from the date on which control is transferred to Aya and are deconsolidated from the date that control ceases. All intercompany transactions, balances, income and expenses are eliminated upon consolidation. Where the Corporation’s interest in a subsidiary is less than 100%, the Corporation recognizes non-controlling interests.
The functional currency of Aya is the Canadian dollar. The functional currency of the Corporation and its subsidiaries have remained unchanged during the reporting year. The Corporation’s presentation currency is the US dollar.
Inventories
Supply, stockpiled ore, and precious metals inventories are valued at the lower of cost and net realizable value ("NRV"). Write-
downs of inventories to NRV are included in cost of sales in the period of the write-down. The cost of supply and precious metals inventories is measured at the lower of cost determined using the weighted average cost formula and net realizable value. The cost of ore and precious metals inventories includes all expenses directly attributable to the mineral extraction and processing processes, including the cost of supply consumed, direct labour and a systematic allocation of fixed and variable production overheads that are incurred in extracting and processing ore. NRV is the estimated selling price in the ordinary course of business less any applicable estimated cost of completion and estimated selling expenses. A previous NRV impairment may be reversed in a subsequent

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2025	7
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted)
4.  MATERIAL ACCOUNTING POLICIES, ESTIMATES AND JUDGEMENTS (continued)
period if the circumstances that triggered the impairment no longer exist. Stockpiled ore inventories represent ore that has been extracted from the mine and is available for further processing. The costs included in stockpiled ore inventories are based on mining costs incurred up to the point of stockpiling the ore and are added to finished goods inventories at the weighted average cost as ore is processed. The current portion of stockpiled ore is determined based on the amounts expected to be processed within the next twelve months. When applicable, stockpiled ore not expected to be processed or used within the next twelve months are classified as non-current.
Property, plant and equipment
Property, plant and equipment ("PP&E") are carried at cost, less accumulated depreciation and any accumulated impairment losses. The cost of PP&E consists of the purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.
When a mining project reaches the development phase, exploration and evaluation expenditures, as well as development expenditures, are capitalized to mining assets under development. Capitalized costs, including mine development and construction costs, are not depreciated until the time at which the related mining property has reached a pre-determined level of operating capacity intended by management.
Commercial production
Management considers several factors in determining when a mining property is ready for use in the manner intended by management including:
•When the mine is substantially complete and ready for its intended use;
•The ability to sustain ongoing production at or near nameplate capacity;
•Mineral recoveries are at or near the expected level; and
•The completion of a reasonable period of testing of the mine plant and equipment.
On December 29, 2024, the Corporation reached commercial production at the new Zgounder mill in ZMSM.  Commercial production was determined to be a period of 30 consecutive days of operations during which the plant operated at 76% of nameplate capacity, silver recovery was 79% and availability was 75%.  Metal sales are recognized as revenue and production costs as a component of mine operating costs until the Corporation reaches commercial production.
Once commercial production is reached, depreciation, depletion and amortization commences, the capitalization of borrowing costs and certain mine construction costs ceases, and expenditures are either capitalized to inventories or expensed as incurred. Exceptions could include costs incurred for additions or improvements to property, plant and equipment and mine development activities.
Depreciation, depletion and amortization
Upon reaching the commercial production, costs are transferred from Assets under Construction into the appropriate asset classes and depreciation commences.
The estimated useful lives, depreciation methods and rates for the current and comparative years are as follows:

Asset	Basis	Rate/period
Mining equipment	Straight-line	5-10 years
Mining assets in production	Units of production	Life of mine
Mining assets in production are depleted based on the unit of production method, which is based on production and estimated recoverable ounces of silver based on estimated proven and probable reserves.
The Corporation reviews the estimated total recoverable reserves annually and when events and circumstances indicate that such a review should be made. Changes to estimated total recoverable reserves are accounted for prospectively.

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2025	8
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted)
4.  MATERIAL ACCOUNTING POLICIES, ESTIMATES AND JUDGEMENTS (continued)
Expenditures on major maintenance or repairs, including the cost of the replacement of parts of assets and overhaul costs are capitalized and the remaining carrying amount of the item repaired, overhauled or replaced is derecognized when it is probable that future economic benefits associated with the item will not be available to the Corporation. All other costs are expensed as incurred.
Estimates for depreciation methods, useful lives and residual value are reviewed at the end of each financial period and adjusted prospectively, if appropriate.
Exploration and evaluation assets
Exploration and evaluation assets ("E&E") are comprised of rights on mining properties or options to acquire undivided interests in mining rights, deferred exploration and evaluation expenses and mining properties. Once the legal right to explore has been acquired, they are recorded property-by-property at their acquisition cost or at their recoverable amount being the higher of their fair value less cost to sell or their value in use following a write-down caused by an impairment of value.
Expenditures incurred prior to securing the legal rights to explore an area are expensed immediately.
E&E costs typically include prospecting, sampling, trenching, drilling and other work involved in searching for ore like topographical, geological, geochemical and geophysical studies. They also reflect costs related to establishing the technical and commercial viability of extracting a mineral resource identified through exploration or acquired through a business combination or asset acquisition. E&E expenditures also include overhead expenses directly attributable to the related activities.
Upon determination of the technical feasibility and commercial viability of extracting a mineral resource, the Corporation performs an impairment test, based on the recoverable amount, prior to reclassification of E&E to Mining assets under development in PP&E in accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources. The demonstration of the technical feasibility and commercial viability, and its approval by the Board of Directors, are the key points at which the
Corporation determines that it will develop the project.
Proceeds on the sale of interests in exploration properties are applied to reduce the related carrying costs; any excess is recognized as a gain in the consolidated statement of comprehensive (loss) income. Losses on partial sales are recognized in the consolidated statement of comprehensive income (loss). Whenever a mining property is considered no longer viable or is abandoned, the capitalized amounts are written down to their recoverable amounts; the difference is then immediately recognized in profit or loss.
Impairment of non-financial assets
At the end of each reporting year and when impairment indicators are identified, the Corporation reviews the carrying amounts of its non-financial assets which are composed of property, plant and equipment and exploration and evaluation assets, to determine whether there is any indication that those assets have suffered an impairment loss. Where such an indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss. If it is not possible to estimate the recoverable amount of the individual asset, the recoverable amount of the cash generating unit to which the asset belongs must be determined. In testing an individual asset or cash generating unit for impairment and identifying a reversal of impairment losses, management estimates the recoverable amount of the asset or the cash-generating unit.
The recoverable amount is the higher of an asset or a cash generating unit’s fair value less cost to sell or its value in use. Value in use considers estimated future cash flows associated with the asset or cash generating unit, such amount being discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the asset or cash generating unit.
In the case of exploration and evaluation assets, impairment reviews are carried out on a property-by-property basis or by areas of interest, with each property representing a potential cash-generating unit.
A previous impairment is reversed if the asset’s recoverable amount exceeds its carrying amount. However, the impairment is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2025	9
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted)
4.  MATERIAL ACCOUNTING POLICIES, ESTIMATES AND JUDGEMENTS (continued)
Provisions
Provisions include asset retirement obligations and environmental remediation, restructuring costs and legal claims.
A provision is recognized when the Corporation has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be reliably estimated. Timing or amount of the outflow may still be uncertain. If the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessment of the time value of money and, where appropriate, the risks specific to the liability. Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. All provisions are reviewed at each reporting date and adjusted to reflect the current best estimate.
The increase in the provision due to passage of time is recognized as finance expense. Changes in assumptions or estimates are reflected in the year in which they occur.
Provisions for asset retirement obligations represent the legal and constructive obligations associated with the eventual dismantling of the Corporation’s buildings and equipment related to mining production. These obligations consist of all costs associated with the removal of tangible assets. When the initial estimate of the reclamation obligation is included as part of the cost of an asset, changes in the measurement of the reclamation obligation (other than those due to the accretion of the reclamation obligation) are generally added to or deducted from the cost of the related asset in the period of change.
The discount rate used is based on a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation, excluding the risks for which future cash flow estimates have already been adjusted. The schedule and timing of expenditures was determined by taking into account the proven and probable reserves, the estimated annual production levels and the estimated life of the mine.
Income taxes
Income tax on income for the years presented comprises current and deferred tax. Income tax is recognized in income except to the extent that it relates to items recognized in other comprehensive income (loss) or in equity, in which case it is recognized in other comprehensive income (loss) or in equity, respectively.
Current tax is the expected tax payable on the taxable profit for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.
Deferred tax is provided using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that do not affect accounting or taxable income; and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the financial position reporting date and which are expected to apply when the related deferred income tax asset is realized, or the deferred income tax liability is settled. A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the asset can be utilized. Deferred tax assets and liabilities are offset only when the Corporation has a legally enforceable right and intention to set-off current tax assets and liabilities from the same taxation authority.
Long-term debt and borrowing costs
Long-term debt is initially recorded at fair value, net of any transaction costs, and subsequently carried at amortized cost.
Borrowing costs that are directly attributable to the acquisition, construction, or production of a qualifying asset are capitalized as part of the cost of that asset until the asset is substantially complete and ready for its intended use. All other borrowing costs are expensed as incurred. Borrowing costs paid are classified as a financing cost on the statement of cash flow.
Share capital and share issue costs
Share capital is classified as equity. Proceeds from equity financing are allocated to common shares based on their fair value at the date of issuance. The Corporation currently has no warrants outstanding. Share issue expenses are accounted for as decrease in equity when incurred through an increase in the deficit.

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2025	10
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted)
4.  MATERIAL ACCOUNTING POLICIES, ESTIMATES AND JUDGEMENTS (continued)
Share-based payment transactions
Equity-settled share-based payments are made in exchange for services received or for the acquisition of properties. The exercise price is based on the volume-weighted average price of the Common Shares on the Toronto Stock Exchange for the
five trading days immediately preceding the date of grant. The value of the equity instruments granted to third parties is determined upon the fair value of the services received or the properties acquired unless impracticable. In such case, the fair value of the services rendered, or the properties acquired is determined indirectly by reference to the fair value of the equity instruments granted. The fair value of share-based payments to directors, officers, employees and consultants with employee-
related functions is recognized as an expense over the vesting period with a corresponding increase to the contributed surplus. The fair value is measured at the grant date and recognized over the period during which the share purchase options vest or the service period for a consultant that does not qualify as an employee of the Corporation.
The fair value of the share purchase options granted is measured using the Black-Scholes option pricing model and takes into account the terms and conditions upon which the share purchase options were granted. Historical exercise and post-vesting cancellation behavior across disaggregated populations is used to estimate (where within this range) the exercise or post-
vesting cancellation may occur. At each reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share purchase options that are expected to vest. Upon the exercise of share-based payments, the proceeds received and the related compensation expense previously recorded in contributed surplus are credited to share capital.
Deferred share units
The Deferred Share Unit Plan ("DSU Plan") provides for the payment of directors’ compensation with deferred share units
("DSU"). Each DSU is a right granted by the Corporation to an eligible director to receive an equivalent to the value of one common share on termination of service. DSU compensation is ultimately recognized as an expense in the consolidated statements of comprehensive income (loss) as deferred share unit expense. The DSUs are issued for past services. The DSUs can be settled either in cash or equity in the sole discretion of the Corporation. The Corporation intends to settle all DSUs in equity. The number of DSUs to be granted under the DSU Plan is determined by dividing the director’s compensation by the volume-weighted average price of the Common Shares on the Toronto Stock Exchange for the five trading days immediately preceding the last business day of the fiscal quarter. The compensation expense is recorded based on the fair value of the
DSU at grant date.
Restricted share units
The Restricted Share Unit Plan (the "RSU Plan") allows the grant to directors, employees, or service providers non-transferable restricted share units ("RSUs") based on the value of the Corporation's share price at the volume-weighted average price of the
Common Shares on the Toronto Stock Exchange for the five trading days immediately preceding the date of grant. Unless otherwise stated, the awards typically have a vesting schedule over a three-year period and can be settled either in cash or equity upon vesting at the discretion of the Corporation. The Corporation intends to settle all RSUs in equity. The compensation expense is recorded based on the fair value of the RSU at grant date.
Other elements of equity
Accumulated other comprehensive income (loss) includes the impact of converting the accounts of Aya and the Corporation’s foreign subsidiaries into US dollars which is the reporting currency. Contributed surplus includes charges related to share purchase options and warrants expired and amounts allocated to the equity component of convertible debentures when the conversion option expired. NCI are initially measured at the proportionate share of the acquiree’s identifiable net assets, and subsequently adjusted for their share of profit or loss, other comprehensive income (loss), and dividends.
Revenue recognition
The principal activity from which the Corporation generates its revenue is the sale of silver. Revenue is measured based on the consideration specified in the contract with the customer and is recognized when control of the product is transferred.
Revenue derived from the sale of silver ingots is recorded in the consolidated statement of comprehensive income (loss), net of treatment, smelting and refining costs remitted to counterparties in accordance with the sales agreements.
Under the Corporation’s refining arrangement, silver produced by the Corporation is delivered to the refiner for processing and storage. The refined silver remains the property of the Corporation and may be held in inventory at the refiner until the
Corporation decides to sell the metal. Control of the product transfers to the customer when the Corporation executes a sale order and the customer accepts to purchase the silver, at which point the quantity and price of the transaction are fixed and

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2025	11
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted)
4.  MATERIAL ACCOUNTING POLICIES, ESTIMATES AND JUDGEMENTS (continued)
the buyer obtains control of the metal. Until such sale occurs, the refined silver held by the refiner is recognized as inventory of the Corporation.
Revenue from pyrite concentrate sales is recognized at a point of time when the Corporation transfers control of a product to the customer. Control transfers when the concentrate is loaded onto the vessel at the port of shipment. Concentrates are sold under pricing arrangements in which the final sales price is determined by reference to prevailing market prices of the precious metals during a quotational period subsequent to the shipment date. Accordingly, revenue is initially recognized on a provisional basis at the date control transfers using the best estimate of metal content and the prevailing market prices at that time. Differences between the provisional price recognized at shipment and the final price determined under the smelting contracts arise from changes in metal prices and final assay results. At each reporting date, provisionally priced receivables are remeasured based on observable market prices at the reporting date applicable to the contract quotational period, with the resulting mark-to-market adjustments recognized in revenue. Final settlement adjustments are recorded upon receipt of final weights, assays and pricing information from the smelter or independent inspector.
Financial assets and liabilities
Financial assets and liabilities are recognized when the Corporation becomes a party to the contractual provisions of the instrument. Financial assets and liabilities are measured initially at fair value. If the financial asset or liability is not subsequently accounted for at fair value through profit or loss, then the initial measurement includes transaction costs that are directly attributable to the asset’s or liability’s acquisition or origination. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Corporation has transferred substantially all risks and rewards of ownership. A financial liability is derecognized when it is extinguished, discharged, cancelled, or expired.
Financial assets and liabilities are offset, and the net amount is reported in the consolidated statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. At initial recognition, the Corporation classifies its financial instruments in the following categories depending on both the entity’s business model for managing the financial asset and the contractual cash flow characteristics of the financial asset:

Financial assets and liabilities	Classification
Cash and cash equivalents	Amortized cost
Restricted cash	Amortized cost
Trade and other receivables	Amortized cost
Deposit in trust	Amortized cost
Options contracts	Fair value through profit and loss
Accounts payable and accrued liabilities	Amortized cost
Balance of purchase price payable	Amortized cost
Long-term debt	Amortized cost
Income and expenses related to financial assets that are recognized in the consolidated statement of comprehensive income
(loss) are presented as finance income and finance expense.
Financial assets at amortized cost
Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interests are subsequently measured at amortized cost using the effective interest method. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss. Discounting is omitted where the effect of discounting is immaterial.
Financial liabilities at amortized cost
Financial liabilities at amortized cost are measured at amortized cost using the effective interest rate method.

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2025	12
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted)
4.  MATERIAL ACCOUNTING POLICIES, ESTIMATES AND JUDGEMENTS (continued)
Impairment of financial assets
The Corporation uses the expected credit losses impairment model with respect to its financial assets carried at amortized cost. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since the initial recognition of the respective financial instrument.
The Corporation accounts for the expected credit losses using the simplified approach over the life of trade receivables.
Expected credit losses over the life of the asset are expected credit losses for all the default events that a financial instrument may experience over its expected life. The assessment of expected credit losses reflects reasonable and justifiable information about past events, current circumstances and forecasts of events and economic conditions and considers the factors specific to the account receivable, the general condition of the economy and a current as well as expected appreciation of the condition prevailing at the financial position date, including the time value of the money, if any.
Areas of material judgments and estimation uncertainty
The preparation of these consolidated financial statements in accordance with IFRS requires management to make judgements and estimates that affect the application of accounting policies and reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported year. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.
Material Judgements
Material estimates and judgments used in applying accounting policies that have most significant effect on the amount recognized in the consolidated financial statements are as follows:
Impairment of non-financial assets
Non-financial assets are reviewed for an indication of impairment at each consolidated statement of financial position date or when a triggering event is identified. This determination requires material judgment. Factors which could trigger an impairment review for exploration and evaluation assets include, but are not limited to:
•Exploration rights have expired or will expire in the near future;
•No significant future exploration expenditures are foreseen;
•No commercially viable quantities are discovered and exploration and evaluation activities will be discontinued;
•Exploration and evaluation assets are unlikely to be fully recovered from successful development or sale.
If such circumstances exist, the recoverable amount of the asset is estimated.
The Corporation’s recoverable amount measurements with respect to the carrying amount of non-financial assets are based on numerous assumptions and may differ significantly from actual recoverable amounts. The recoverable amounts are based, in part, on certain factors that may be partially or totally outside of the Corporation’s control. This evaluation involves a comparison of the estimated recoverable amounts of non-financial assets to their carrying values. The estimated recoverable amounts may differ from actual recoverable amounts, and these differences may be significant and could have a material impact on the Corporation’s financial position and results of operations.
Management’s assumptions and estimates of future cash flows used in the Corporation’s impairment assessment of non-
financial assets are subject to risk and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Corporation’s control.
If an indication of impairment or reversal of a previous impairment charge exists, an estimate of the Cash Generation Unit’s
(“CGU”) recoverable amount is calculated. The recoverable amount is based on the higher of fair value less costs of disposal
("FVLCD") and value-in-use ("VIU") using a discounted cash flow method taking into account assumptions that would be made by market participants, unless there is a market price available based on a recent purchase or sale of a similar group of assets.
Cash flows cover periods up to the date that mining is expected to cease, which depends on a number of variables including recoverable mineral reserves and resources, expansion plans and the forecasted product price.

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2025	13
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted)
4.  MATERIAL ACCOUNTING POLICIES, ESTIMATES AND JUDGEMENTS (continued)
Both internal and external sources of information are required to be considered when determining whether there is any indication of impairment or that a previous impairment has reversed. Judgment is required around adverse changes in the business climate which may be indicators for impairment such as a significant decline in the asset’s market value, decline in resources and/or reserves as a result of geological re-assessment or change in timing of extraction of resources and/or reserves which would result in a change in the discounted cash flow obtained from the site, and lower metal or product prices or higher input cost prices than would have been expected since the most recent valuation of the site. Judgment is also required when considering whether significant positive changes indicate that a previous impairment of assets may have reversed.
Judgment is required to determine whether there are indications that the carrying amount of the Zgounder project is unlikely to be recovered in full through ongoing operations of the mine or by sale. Judgment is also required when considering whether significant positive changes indicate that a previous impairment of assets may have reversed.
The Corporation also realized exploration work on various properties during 2025 and 2024 and intends to pursue these properties in 2026.  No impairment indicators were identified as at December 31, 2025 and 2024.
Material Accounting Estimates
Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next financial year as follows:
Mineral reserves and resources
The estimation of mineral reserves and mineral resources is a critical accounting estimate. Mineral reserves and mineral resources are based on geological and engineering estimates and are prepared in accordance with applicable regulatory requirements. The estimation process requires significant judgement in assessing geological data, metallurgical performance, production costs, capital costs, commodity prices, exchange rates and cut-off grades.
Estimates of mineral reserves and mineral resources are used in determining the depreciation and depletion of mining properties under the units-of-production method, assessing the carrying value of mining assets for impairment, determining the timing of reclamation and closure expenditures, and evaluating the capitalization of development costs.
Changes in the assumptions underlying mineral reserve and mineral resource estimates may result in material adjustments to depreciation and depletion expense, impairment charges, asset retirement obligations and the carrying value of mining assets.
Basis of depletion of mining sites in production
Property, plant and equipment of mining sites in production are depleted according to the units-of-production method to depreciate the cost to residual value.  Management estimates the residual value of the property, plant and equipment based on the estimated fair value as at the statement of financial position date.  For these assets, the depletion rate is calculated based on the number of ounces of silver sold in proportion to the number of ounces in measured and indicated resources.
The assessment of measured and indicated resources is based on factors such as the estimated exchange rate, price of metals, capital investments required and production costs stemming from geological assumptions based on the size and grade of the deposit.  Changes in measured and indicated resources could have an impact on the net carrying amount of property, plant and equipment, asset retirement obligations, recognition of deferred tax assets and amortization, depreciation and depletion expenses.
Income taxes
The Corporation is subject to income taxes in different jurisdictions. Significant estimate is required in determining the total provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Corporation recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.
The assessment of availability of future taxable profits involves estimates. A deferred tax asset is recognized to the extent that is probable that taxable profits will be available which deductible temporary differences and the carry-forward of unused tax credits and unused losses can be utilized.

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2025	14
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted)
4.  MATERIAL ACCOUNTING POLICIES, ESTIMATES AND JUDGEMENTS (continued)
Asset retirement obligations
The Corporation’s activities are subject to various laws and regulations governing the protection of the environment. The
Corporation recognizes management’s best estimate for decommissioning and restoration obligations in the period in which they are incurred. Actual costs incurred in future periods could differ materially from the estimates.
Additionally, future changes to environmental laws and regulations, timing of cash outflows and discount rates could affect the carrying amount of this provision.
Share-based payments
The valuation of the Corporation’s share options involves the use of the Black-Scholes valuation model, which requires the
Corporation to estimate factors the most significant of which are the expected life and volatility. The valuation of these share options and the assumptions used are further outlined in Note 13.
5.  INVENTORIES

	December 31, 2025	December 31, 2024
	$	$
Mining supplies	20,549	11,094
Silver ingots	3,809	2,636
Silver & gold concentrate	93	1,187
Silver in circuit	700	545
Ore stockpile	9,444	11,927
	34,595	27,389
For the year ended December 31, 2025, the Corporation recognized $107,786 ($30,385 for the year ended December 31, 2024)
of inventory costs in cost of sales.

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2025	15
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted)
6.  PROPERTY, PLANT AND EQUIPMENT
The majority of properties, plant and equipment are located in Morocco and are related to the Zgounder mine. As at December
31, 2025, the Corporation determined that there were no material events or changes in circumstances indicating that the carrying amount of property, plant and equipment may not be recoverable.

	Mining equipment	Mining assets in production	Assets under construction	Right-of-use assets	Total
	$	$	$	$	$
Cost
As at January 1, 2024	3,381	61,292	113,614	1,311	179,598
Additions	646	12,158	55,737	612	69,153
Disposals	(237)	(392)	-	-	(629)
Transfers	7,232	146,000	(153,232)	-	-
Borrowing costs (Note 9)	71	8,872	-	-	8,943
Asset retirement obligation (Note 11)	-	355	-	-	355
Foreign exchange	(234)	(4,469)	(281)	(249)	(5,233)
As at December 31, 2024	10,859	223,816	15,838	1,674	252,187
Additions	483	12,244	11,081	195	24,003
Transfers	473	17,616	(18,089)	-	-
Liquidated damages related to mine expansion (Note 27)	-	(7,219)	-	-	(7,219)
Asset retirement obligation (Note 11)	-	131	-	-	131
Foreign exchange	1,190	24,735	1,178	136	27,239
As at December 31, 2025	13,005	271,323	10,008	2,005	296,341

Accumulated depreciation
As at January 1, 2024	430	17,455	-	211	18,096
Transfers	1,578	(1,578)	-	-	-
Depreciation	1,158	2,043	-	303	3,504
Disposals	(27)	-	-	-	(27)
Foreign exchange	(67)	(520)	-	(4)	(591)
As at December 31, 2024	3,072	17,400	-	510	20,982
Depreciation	1,585	18,888	-	358	20,831
Foreign exchange	359	2,140	-	56	2,555
As at December 31, 2025	5,016	38,428	-	924	44,368
Carrying amounts
At December 31, 2024	7,787	206,416	15,838	1,164	231,205
At December 31, 2025	7,989	232,895	10,008	1,081	251,973
Assets under construction at December 31, 2025 are located in Morocco and represent expenditures for the construction and development of assets which the Corporation expects to put into production in 2026.
From July 1, 2023 to September 30, 2025, all mining assets in production are amortized over the expected mineral reserve as reported in the Feasibility Study on the Zgounder Silver Mine published on June 16, 2022.
Effective October 1, 2025, all mining assets in production are amortized over the updated mineral reserve and life-of-mine plan as disclosed in the NI43-101 Technical Report for the Zgounder Silver Mine published on December 16, 2025. This change has been accounted for as a change in accounting estimate in accordance with IFRS. Had the updated mineral reserves and life-of-
mine plan been applied effective January 1, 2025, depreciation expense for the year ended December 31, 2025 would have been approximately $1,600 lower.

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2025	16
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted)
7.  EXPLORATION AND EVALUATION ASSETS AND INVESTMENT
During the years ended December 31, 2025 and 2024, changes in exploration and evaluation assets were as follows:

	December 31, 2025	December 31, 2024
	$	$
Rights on mining properties
Balance, beginning of the year	5,554	24,114
Impairment loss	-	(18,276)
Additions	715	223
Foreign exchange	523	(507)
Balance, end of the year	6,792	5,554

Deferred exploration and evaluation expenses
Balance, beginning of the year	62,350	35,898
Impairment recovery (loss)	3,987	(9,074)
Disposal of exploration and evaluation asset	(5,517)	-
Additions:
Drilling, sampling, geology, and others	39,816	36,841
Borrowing costs	699	-
Foreign exchange	7,052	(1,315)
Balance, end of the year	108,387	62,350

Total	115,179	67,904
All exploration and evaluation assets are located in Morocco and relate to the Boumadine, Imiter Bis, Azegour, Tirzzit, and
Zgounder Regional projects. The following schedule represents the Corporation’s exploration and evaluation expenses:

	December 31, 2025
	Boumadine	Zgounder Regional	Tirzzit	Amizmiz	Others	Total
	$	$	$	$	$	$
Opening Balance	53,721	6,991	4,845	990	1,357	67,904
Additions to mining rights	715	-	-	-	-	715
Drilling, sampling, geology, and others	37,687	2,032	-	97	-	39,816
Borrowing costs	699	-	-	-	-	699
Impairment (loss) recovery on exploration and evaluation assets	-	-	(395)	4,382	-	3,987
Disposal of exploration and evaluation asset	-	-	-	(5,517)	-	(5,517)
Foreign exchange	6,332	759	294	48	142	7,575
Closing Balance	99,154	9,782	4,744	-	1,499	115,179

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2025	17
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted)
7.  EXPLORATION AND EVALUATION ASSETS AND INVESTMENT (continued)

	December 31, 2024
	Boumadine	Zgounder Regional	Tirzzit	Tijirit	Amizmiz	Others	Total
	$	$	$	$	$	$	$
Opening Balance	22,926	4,112	4,817	26,489	971	697	60,012
Additions to mining rights	223	-	-	-	-	-	223
Drilling, sampling, geology, and others	31,641	2,974	360	1,024	45	797	36,841
Impairment on mining rights	-	-	-	(18,276)	-	-	(18,276)
Impairment loss on exploration and evaluation assets	-	-	-	(9,074)	-	-	(9,074)
Foreign exchange	(1,069)	(95)	(332)	(163)	(26)	(137)	(1,822)
Closing Balance	53,721	6,991	4,845	-	990	1,357	67,904
Tijirit project
As at December 31, 2024, the Corporation deemed the recoverable amount of the Tijirit exploration and evaluation asset to be
$nil and recorded an impairment of $27,350. This followed the Mauritanian government’s decision to grant a six-month extension expiring in June, 2025 to start construction of the mine. In June 2025, the Corporation was informed by the
Mauritanian Government that the permit was revoked. The Corporation disagrees with this decision and is currently assessing its rights.
Deconsolidation of Amizmiz project in Mx2 Maroc SARLAU, and investment in associate
Effective April 15, 2025, the Corporation transferred its rights to the Amizmiz gold project by selling Amizmiz International
Holding and Mx2 Maroc SARLAU, wholly owned subsidiaries of the Corporation to Mx2 Mining Inc. ("Mx2"). As consideration for the transaction, the Corporation received 20,000,000 shares of Mx2 priced at C$0.50 per share for a total of C$10,000
($7,210).
In conjunction with the transaction, Mx2 also completed a brokered private placement for gross proceeds of C$16,000 priced at C$0.50 per unit of which the Corporation participated for C$1,000 ($721) and obtained 2,000,000 shares of Mx2.
As a result, the Corporation holds 22,000,000 common shares of Mx2's outstanding 52,000,001 shares, an interest of 42.3% in
Mx2.  Management determined it has significant influence but not control over Mx2 and began to account for the investment using the equity method from the date of the transaction.
The Corporation derecognized the net assets of $1,000 in Amizmiz International Holding and Mx2 Maroc SARLAU from its consolidated statement of financial position at the date of the transaction, which was comprised of the following table:

$
Current assets
Prepaid expenses and security deposits	9
Sales taxes receivable	4
Non-current assets
Exploration and evaluation assets	1,135
Current Liabilities
Accounts payable and accrued liabilities	(148)
Total net assets	1,000

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2025	18
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted)
7.  EXPLORATION AND EVALUATION ASSETS AND INVESTMENT (continued)
The Corporation recognized the equity interest received in Mx2 for the net assets sold at fair value, recording it as an investment in an associate at $7,210 as of the transaction date, April 15, 2025. Consequently, the fair value exceeded the carrying amount of the project thereby resulting in a gain on the disposition of the Amizmiz project.
However, in 2014, the Corporation fully impaired the Amizmiz project and an impairment loss of $4,382 (C$6,077) was recorded in the consolidated statement of comprehensive loss at that time. As a result of the sale in 2025, the Corporation reversed this impairment loss recorded from 2014 and recorded a net gain on sale of Amizmiz project of $1,828. The following table details the gain on sale:

$
Fair value of consideration received	7,210
Carrying amount of consolidated Amizmiz International Holding entity	(1,000)
Recovery of impairment on Amizmiz project	(4,382)
Gain on sale of Amizmiz project	1,828
Investment in associate:

$
Fair value of consideration received	7,210
Increase in investment in associate from private placement	721
Share of loss in associate	(962)
Balance as at December 31, 2025	6,969
Presented below is the summarized financial information pertaining to the investment in the associate, reflecting 100% of the relevant figures of the underlying associate. In addition, the Corporation’s proportional share of these figures, corresponding to its ownership interest in Mx2, is also disclosed.

$
Non-current assets	7,548
Current assets	9,001
Non-current liabilities	(162)
Current liabilities	(446)
Net assets as at December 31, 2025	15,941
Share of net assets before adjustments - 42.3%	6,743
Adjustments of net assets related to accounting policy adjustments	361
Carrying amount of the investments	7,104

Net loss from date of acquisition - 100%	(3,125)
Share of loss in associate before adjustments - 42.3%	(1,323)
Adjustments of net loss related to accounting policy adjustments	361
Net loss from investment in associate	(962)
Comprehensive loss from investment in associate	(962)

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2025	19
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted)
8.  BALANCE OF PURCHASE PRICE PAYABLE

	December 31, 2025	December 31, 2024
	$	$
Balance, beginning of the year	1,483	1,516
Foreign exchange	160	(33)
Balance, end of the year	1,643	1,483
A non-interest-bearing payable to National Office of Hydrocarbons and Mines (OHNYM) in an amount of 15,000 Moroccan
Dirham (MAD) (1,643) can be used as a capital contribution in the Corporation’s subsidiary, BGM, or be repaid if the property reaches production and generates sufficient cash flow at the option of OHNYM.
As part of the agreement between BGM and ONHYM a work program, including certification of resources, must begin within three months of the permit transfer from ONHYM to BGM. The permit transfer occurred on July 26, 2023. The current work program fulfills the obligations set out in this agreement.
ONHYM is entitled to receive a 3% royalty on sales from the Boumadine project. If delays in production are greater than 60 months from the date of transfer of the property, the Corporation undertakes to pay the seller a delay royalty of 100 MAD ($10)
annually until production begins.
9.  LONG-TERM DEBT
European Bank for Reconstruction and Development loan - Zgounder Expansion
On January 19, 2023, the Corporation entered into a credit agreement for a secured project financing facility with the European
Bank for Reconstruction and Development (“EBRD”) (the “Facility”) to provide financing for the Zgounder expansion of up to
$100,000.
The loan consists of a $92,000 loan provided by the EBRD (“EBRD Tranche”) and an $8,000 tranche (pari-passu with the EBRD)
by the Climate Investment Funds (“CTF”) (“CTF Tranche”), managed by the EBRD. Amounts borrowed under the loan incur interest at a rate of SOFR plus 5% for the EBRD Tranche and 1% for the CTF Tranche. Payments are made bi-annually in
January 19 and July 19. The loan's first principal payment was due subsequent to year end on January 19, 2026.
All debt under the loan are guaranteed by the Corporation and its subsidiaries and secured by the assets of the Corporation and pledges of the securities of the Corporation's subsidiary, ZMSM. The loan is subject to adherence to debt covenants. As at
December 31, 2025, ZMSM was in compliance with its financial covenants.
In addition, a cost overrun account of $18,000 is funded and included in restricted cash as at December 31, 2025. Subsequent to year end, the expansion has reached financial completion, as defined in the Facility, and therefore the cost overrun account was liberated and replaced with a Debt Service Reserve Account (“DSRA”) and a fixed amount of $16,250 for the duration of the loan, continues to be classified as restricted cash. The remaining balance of $1,750 was released from restricted cash subsequent to year-end and therefore was classified as current asset as at December 31, 2025.
European Bank for Reconstruction and Development loan - Boumadine project
On June 23, 2025, the Corporation entered into another separate credit agreement for a corporate financing facility with EBRD for up to $25,000 to fund the exploration and development activities at the Boumadine project. Amounts borrowed under the loan incur interest at a rate of SOFR plus 5% per annum, with interest payable semi-annually on January 19 and July 19. The loan is repayable in full on the second anniversary of the agreement date (June 23, 2027). The debt is unsecured as at
December 31, 2025. The loan is subject to adherence to debt covenants under certain conditions. As at December 31, 2025, the financial covenants do not apply as they become effective from the earlier of the date on which EBRD ceases to be a lender under the Zgounder expansion debt or the date on which all amounts outstanding under that facility are fully repaid and discharged. Both have not occurred at year end.
As at December 31, 2025, the Corporation had drawn $15,000 on this loan. The loan is available for drawdown in one or more tranches during a commitment period of up to 12 months from the date of the agreement. The Corporation paid a front-end commission, an underwriting fee, commitment charges and related transaction costs for a total of $381 and $208 was recorded in transaction costs and $173 was recorded as deferred financing fees, in proportion to the amount drawn on the facility to the total available facility.

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2025	20
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted)
9.  LONG-TERM DEBT (continued)
Both long-term debts has been recorded at amortized cost, net of transaction costs, and will be accreted to face value over the life of the long-term debt using the effective interest rate method.

	December 31, 2025	December 31, 2024
	$	$
Balance, beginning of the year	99,928	59,622
Drawdown in cash	15,000	40,000
Payments of interest and fees	(9,002)	(6,526)
Interest expense	10,990	9,456
Gain resulting from the change in expected cash flows	-	(430)
Transaction costs	(208)	(2,194)
Balance, end of the year	116,708	99,928
Current portion of long-term debt	(28,571)	-
Interest payable and commitment charges, presented in accounts payable and accrued liabilities	(4,531)	(4,411)
Long-term debt	83,606	95,517
The contractual repayments of principal related to the long-term debt for the forthcoming years:

	Carrying Amount	Contractual cash flows	2026	2027	2028	2029
	$	$	$	$	$	$
Long-term debt (excluding interest)	112,177	115,000	28,571	43,571	28,571	14,287
10.  LEASE LIABILITIES
The Corporation leases office space, mining vehicles and dwellings for employees. These leases have terms of up to seven years. Certain leases include an option to renew after the end of the contract term and/or provide for payments that are indexed to local inflation rates.
The movement in lease liabilities during the years ended December 31, 2025 and 2024 is comprised of the following:

	December 31, 2025	December 31, 2024
	$	$
Balance, beginning of the year	1,403	1,120
Additions	195	612
Accretion	84	73
Repayments	(422)	(333)
Foreign exchange	106	(69)
Balance, end of the year	1,366	1,403
Current portion	357	282
Long-term portion	1,009	1,121

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2025	21
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted)
10.  LEASE LIABILITIES (continued)
The undiscounted minimum lease payments on lease liabilities for the forthcoming years are as follows:

$
2026	427
2027	336
2028	258
2029	207
2030 and above	339
Total minimum payments	1,567
Less interest	201
Total minimum capital payments	1,366
The Corporation’s weighted average incremental borrowing rate is 6.19%.
11.  ASSET RETIREMENT OBLIGATIONS
The asset retirement obligations represent legal and contractual obligations associated with the eventual dismantling of the
Corporation’s Zgounder mine. As at December 31, 2025 the estimated inflation-adjusted discounted cash flows required to settle the asset obligations amount to $3,244 (December 31, 2024 - $2,872). The discount rate used is 2.92% (December 31,
2024 - 3.17%) and the disbursements are expected to be made in 2036. The estimated undiscounted value of this liability was estimated using an expected value approach, which combines probability weighted outcomes for a variety of different scenarios and takes into consideration an inflation rate over time until 2036, for costs of $4,471 (December 31, 2024 - $3,700).
Additions of $9 were recorded for the year ended December 31, 2025 (December 31, 2024 - $551).

	December 31, 2025	December 31, 2024
	$	$
Balance, beginning of the year	2,872	2,667
Additions	9	551
Change in assumptions used	122	(196)
Accretion expense	93	84
Foreign exchange	148	(234)
Balance, end of the year	3,244	2,872
12.  SHARE CAPITAL
Authorized
Unlimited number of common shares without par value.
Common Shares
As at December 31, 2025, the Corporation had 142,014,007 issued and outstanding common shares (December 31, 2024 -
130,770,053).
Transactions during the year ended December 31, 2025:
•A total of 20,000 share purchase options were exercised for a strike price of C$1.43 for total proceeds of C$29 ($20) and ascribed value reclassification of C$23 ($16) from contributed surplus to share capital.
•A total of 324,202 common shares were issued upon vesting of restricted share units during the period at an issued average price of C$8.96 for an ascribed value reclassification of C$2,904 ($2,073) from contributed surplus to share capital.

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2025	22
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted)
12.  SHARE CAPITAL (continued)
•A total of 131,957 common shares were issued upon vesting of deferred share units during the period at an issued price of C$9.97 for an ascribed value reclassification of C$1,315 ($951) from contributed surplus to share capital.
•On June 18, 2025, the Corporation closed its bought deal financing and issued 10,767,795 common shares at a price of
C$13.35 per share for total consideration of C$143,750 ($105,218).
During the period in which the options were exercised, the Corporation’s minimum market share price was C$8.96 ($6.29)
while the maximum was C$19.43 ($14.10).
Transactions during the year ended December 31, 2024:
•On February 14, 2024 the Corporation closed its bought deal financing and issued 7,573,900 common shares at a price of
C$10.25 per share for total consideration of C$77,632 ($57,297).
•A total of 266,850 share purchase options were exercised for a strike price of C$1.43 for total proceeds of C$382 ($280)
and an ascribed value reclassification of C$314 ($231) from contributed surplus to share capital.
•A total of 245,100 share purchase options were exercised for a strike price of C$7.69 for total proceeds of C$1,885
($1,382) and an ascribed value reclassification of C$1,561 ($1,144) from contributed surplus to share capital.
•A total of 306,500 common shares were issued upon vesting of restricted share units during the period at an issued average price of C$8.77 for an ascribed value reclassification of C$2,689 ($1,917) from contributed surplus to share capital.
During the period in which the options were exercised, the Corporation’s minimum market share price was C$9.75 ($7.20)
while the maximum was C$19.23 ($13.91).
13.  SHARE-BASED PAYMENTS
Share purchase options
The Corporation’s incentive share purchase option plan (the “Plan”) which provides that the Board of Directors of the
Corporation may, from time to time, in its discretion, and in accordance with the TSX policies, grant to directors, officers, employees and consultants to the Corporation, non-transferable share purchase options to purchase common shares of the
Corporation, provided that the number of common shares issuable under the Plan, combined with the number of common shares issuable under all share compensation arrangements, shall not exceed 10% of the outstanding common shares as at the date of any grant of options. The vesting period for the share purchase options is determined at the discretion of the
Corporation’s Board of Directors at the time the share purchase options are granted. The stock options granted prior to 2024 vested on an annual pro-rata basis over two years with one-third vesting on the date of grant. The stock options granted in
2024 and 2025 vest on an annual pro-rata basis evenly over three years for which accelerated compensation expense is recorded to reflect the service period of each tranche of the award.
The outstanding share purchase options and their exercise price in Canadian dollars as at December 31, 2025 and as at
December 31, 2024 are summarized as follows:

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2025	23
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted)
13.  SHARE-BASED PAYMENTS (continued)

	Years ended		Years ended
	December 31, 2025		December 31, 2024
	Number	C$ (1)	Number	C$ (1)
Balance, beginning of the year	9,589,451	9.02	5,101,401	2.07
Granted	500,000	14.45	5,000,000	15.63
Exercised	(20,000)	1.43	(511,950)	4.43
Balance, end of the year	10,069,451	9.30	9,589,451	9.02
Exercisable	6,236,118	5.51	4,589,451	1.81
(1)Weighted average exercise price in Canadian dollars.
The following table reflects the share purchase options that could be exercisable for an equal number of common shares:

	December 31, 2025
Expiry Date	Number outstanding	Number exercisable	Exercise price C$
July 1, 2030	4,121,484	4,121,484	1.43
March 3, 2031	359,667	359,667	4.75
May 12, 2031	88,300	88,300	7.69
August 23, 2034	5,000,000	1,666,667	15.63
November 10, 2035	500,000	-	14.45
	10,069,451	6,236,118

	December 31, 2024
Expiry Date	Number outstanding	Number exercisable	Exercise price C$
July 1, 2030	4,141,484	4,141,484	1.43
March 3, 2031	359,667	359,667	4.75
May 12, 2031	88,300	88,300	7.69
August 23, 2034	5,000,000	-	15.63
	9,589,451	4,589,451
The fair value of share purchase options granted during the years ended December 31, 2025 and 2024 was determined using the Black & Scholes valuation model based on the following weighted average assumptions:

	November 10, 2025	August 23, 2024

Weighted average fair value of awards	7.85 C$	6.57 C$
Market share price	15.27 C$	15.85 C$
Grant option exercise price	14.45 C$	15.63 C$
Volatility	51.6% - 57.0.%	39.7% - 45.1%
Risk-free rate	2.68%	2.92%
Dividend yield	0%	0%
Expected life	4.9 - 5.7	4.0 - 5.7
Share-based payments of $11,680 were recognized during the year ended December 31, 2025 ($5,085 during the year ended
December 31, 2024) included in the following line items:

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2025	24
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted)
13.  SHARE-BASED PAYMENTS (continued)

	Years ended December 31,
	2025	2024
	$	$
General and administrative expenses	10,140	3,974
Cost of sales	864	265
Property, plant and equipment	189	394
Exploration and evaluation assets	487	452
	11,680	5,085
Restricted share units
The RSU Plan provides for a maximum number of common shares available and reserved for issuance to 10% of the
Corporation’s issued and outstanding common shares, less any shares reserved for issuance under the Plan and the DSU Plan.
The RSUs are time-based awards and all the amount of RSUs granted will vest upon the continuous employment of the
Participants on the third anniversaries of the RSU grant, starting from the date of the grant or such other period not exceeding three years determined by the Board of Directors.
The outstanding RSUs as at December 31, 2025 and as at December 31, 2024 are as follows:

	Years ended		Years ended
	December 31, 2025		December 31, 2024
	Number	C$(2)	Number	C$(2)
Balance, beginning of the year	1,120,750	9.97	982,328	9.52
Granted	413,210	11.47	450,006	10.13
Settled	(324,202)	8.96	(306,500)	8.77
Forfeited	(22,888)	10.63	(5,084)	10.19
Balance, end of the year	1,186,870	10.76	1,120,750	9.97
Vested	-	-	-	-
(2)Weighted average fair value in Canadian dollars at grant date.
Share-based payments of $3,300 were recognized during the year ended December 31, 2025, ($3,273 during the year ended
December 31, 2024) as included in the following line items:

	Years ended December 31,
	2025	2024
	$	$
General and administrative expenses	2,694	2,484
Cost of sales	411	315
Property, plant and equipment	41	256
Exploration and evaluation assets	154	218
	3,300	3,273
Deferred share units
The DSU Plan provides for a maximum number of common shares available and reserved for issuance to 10% of the
Corporation’s issued and outstanding common shares, less any shares reserved for issuance under the Plan and the RSU Plan.
All the amount of DSUs granted will be settled on termination of service.
Pursuant to the terms of the DSU Plan, Directors will receive, on the second December after the termination date, common shares of the Corporation issued from treasury. The outstanding DSU’s as at December 31, 2025 and as at December 31, 2024
are as follows:

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2025	25
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted)
13.  SHARE-BASED PAYMENTS (continued)

	Years ended		Years ended
	December 31, 2025		December 31, 2024
	Number	C$(3)	Number	C$(3)
Balance, beginning of the year	457,124	9.85	328,512	8.41
Granted	99,430	13.98	128,612	13.53
Settled	(131,957)	9.97	-	-
Balance, end of the year	424,597	10.78	457,124	9.85
Exercisable	-	-	37,503	9.50
(3)Weighted average fair value in Canadian dollars at grant date.
Share-based payments of $1,067 were recognized in general and administrative expenses during the year ended December 31,
2025, ($1,193 during the year ended December 31, 2024).
14.  SEGMENTED INFORMATION
All of the Corporation’s operations are within the mining industry and its major products are precious metals ingots and concentrate which are refined or smelted into pure silver and sold to global metal brokers. An operating segment is defined as a component of the Corporation that:
•Engages in business activities from which it may earn revenues and incur expenses;
•Whose operating results are reviewed regularly by the entity’s executive management; and
•For which discrete financial information is available.
For the years ended December 31, 2025 and 2024, the Corporation's operating segments include the production segment, with its Zgounder silver project in Morocco. In 2025, the Corporation started the reclaiming and sale of its historical pyrite stockpile at Boumadine which represents a separate segment in 2025, and 2024 was accordingly recast to separately present
Boumadine. All other properties are in the "non-producing properties" segment (i.e. referred to as Exploration, evaluation and development segment) for the years ended December 31, 2025 and 2024. Corporate consists primarily of the Corporation’s corporate assets including cash and corporate expenses which are not allocated to operating segments.
Management evaluates segment performance based on segment operating income (loss). Therefore, finance income and expense items and income taxes are not allocated to the segments. Significant information relating to the Corporation’s operating segments is summarized in the tables below.

	December 31, 2025
	Total non-current assets	Total assets	Total liabilities
	$	$	$
Production - Zgounder	257,333	386,910	178,390
Exploration, evaluation and development - Boumadine	99,692	102,123	23,464
Exploration, evaluation and development - Others	16,042	16,047	2,165
Corporate	26,216	126,653	3,890
Total per consolidated statement of financial position	399,283	631,733	207,909

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2025	26
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted)
14.  SEGMENTED INFORMATION (continued)

	December 31, 2024
	Total non-current assets	Total assets	Total liabilities
	$	$	$
Production - Zgounder	236,733	282,794	138,968
Exploration, evaluation and development - Boumadine	54,506	58,893	10,463
Exploration, evaluation and development - Others	14,331	14,478	512
Corporate	17,997	43,942	3,683
Total per consolidated statement of financial position	323,567	400,107	153,626
As at December 31, 2025, all production and exploration, evaluation and development segments are located in Morocco.
Corporate is based in Canada.

Years ended December 31, 2025 and 2024		Revenue	Cost of sales	G&A expenses	Other operating loss (income)	Operating income (loss)
		$	$	$	$	$
Production - Zgounder	2025	199,902	118,569	4,152	-	77,181
	2024	39,117	33,735	1,874	148	3,360
Exploration - Boumadine	2025	2,200	366	28	-	1,806
	2024	-	-	-	-	-
Exploration - Others	2025	-	-	52	(5,815)	5,763
	2024	-	-	606	27,493	(28,099)
Corporate unallocated costs	2025	-	-	22,233	-	(22,233)
	2024	-	-	14,008	-	(14,008)
Consolidated	2025	202,102	118,935	26,465	(5,815)	62,517
	2024	39,117	33,735	16,488	27,641	(38,747)
Corporate is mainly unallocated items from the Corporation's head office that comprises of corporate assets (mainly cash and restricted cash), liabilities and expenses for the years ended December 31, 2025 and 2024.
15.  ADDITIONAL INFORMATION ON THE NATURE OF REVENUE
The following is a breakdown of the nature of revenue included in sales for the years ended December 31, 2025 and 2024.

	Years ended December 31,
	2025	2024
	$	$
Silver ingots	195,746	13,127
Silver concentrate	5,410	28,982
Pyrite concentrate	2,200	-
Gross revenue from precious metals	203,356	42,109
Less: treatment, smelting, and refining costs	(1,254)	(2,992)
	202,102	39,117
The Corporation’s sales are with three clients (2024 – two clients) located in Switzerland.

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2025	27
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted)
16.  ADDITIONAL INFORMATION ON THE NATURE OF COST OF SALES
The following is a breakdown of the nature of cost of sales for the years ended December 31, 2025 and 2024.

	Years ended December 31,
	2025	2024
	$	$
Production costs	89,416	27,894
Share-based payments (Note 13)	1,275	580
Freight outbound	1,615	551
Inventory write-down	197	294
Royalties (Note 24)	6,085	1,170
Depreciation and depletion	20,347	3,246
	118,935	33,735
17.  INCOME TAXES
The reconciliation of the effective tax rate is as follows:

	Years ended December 31,
	2025	2024
	$	$
Net income (loss) before income tax	70,125	(24,800)
Statutory income tax rate	26.5%	26.5%
Expected income tax (recovery) expense	18,584	(6,572)
Share-based payments	3,196	1,670
Effect of differences in tax rates in foreign jurisdictions	(353)	196
Tax effect of permanent differences	2,019	(1,304)
Change in unrecognized benefit of losses and temporary differences	1,842	6,329
Recognition of previously unrecognized deductible temporary differences and tax losses	(6,672)	(1,988)
Foreign withholdings	5,601	1,527
Prior year adjustments	(647)	1,104
Other	275	265
	23,845	1,227
Current income taxes	25,653	1,527
Deferred income taxes	(1,808)	(300)
	23,845	1,227
The statutory tax rate was 26.5% for the year ended December 31, 2025 (26.5% for the year ended December 31, 2024)
representing the Canadian federal plus provincial rate.
ZMSM is subject to corporate income tax in Morocco at an effective rate of approximately 31.25% for 2025 on its taxable income, together with an additional social solidarity contribution of approximately 5% on profits.
Unrecognized deductible temporary differences for which no deferred tax assets have been recognized are as follows:

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2025	28
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted)
17.  INCOME TAXES (continued)

	Years ended December 31,
	2025	2024
	$	$
Non-capital losses carry-forward	24	10,537
Property, plant and equipment	-	2,917
Exploration and evaluation assets	4,566	5,631
Other assets and liabilities	7,999	7,222
Capital losses	10,198	-
	22,787	26,307
Recognized deferred tax assets and liabilities are as follows:

	December 31, 2024	Recognized in profit or loss	Recognized in AOCI	December 31, 2025
	$	$	$	$
Non-capital loss carry-forward	3,509	1,014	277	4,800
Property, plant and equipment	2,003	3,111	275	5,389
Foreign exchange and other	(252)	(1,052)	529	(775)
Exploration and evaluation assets	(2,835)	(1,265)	(127)	(4,227)
	2,425	1,808	954	5,187

	December 31, 2023	Recognized in profit or loss	Recognized in AOCI	December 31, 2024
	$	$	$	$
Non-capital loss carry-forward	3,692	(520)	337	3,509
Property, plant and equipment	5,273	(3,337)	67	2,003
Balance of purchase price payable	(29)	32	(3)	-
Foreign exchange and other	(6,144)	4,517	1,375	(252)
Exploration and evaluation assets	(2,175)	(392)	(268)	(2,835)
	617	300	1,508	2,425
Composition of deferred income taxes in the consolidated statement of financial position:

	Years ended December 31,
	2025	2024
	$	$
Deferred tax assets	5,187	3,425
Deferred tax liabilities	-	(1,000)
	5,187	2,425

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2025	29
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted)
17.  INCOME TAXES (continued)
Non-capital losses available in Morocco expire as follows:

MOROCCO
$
2026	1
2027	7
2028	15
23
As at December 31, 2025, no deferred tax liability was recognized for temporary differences arising from investments in subsidiaries because the Corporation controls the decisions affecting the realization of such liabilities and it is probable that the temporary differences will not reverse in the foreseeable future.
18.  ADDITIONAL INFORMATION ON THE NATURE OF COMPREHENSIVE INCOME (LOSS) COMPONENTS
The following is a breakdown of the nature of expenses included in general and administrative expenses and finance expense for the years ended December 31, 2025 and 2024.

	Years ended December 31,
General and administrative expenses	2025	2024
	$	$
Salaries and benefits	4,699	3,172
Consulting fees	2,350	1,907
Investor relations	1,558	1,255
Depreciation	178	124
Office	1,319	1,086
Professional fees	2,262	1,134
Reporting issuer costs	198	159
General and administrative expenses	12,564	8,837
General and administrative expenses - Share-based payments (Note 13)	13,901	7,651
	26,465	16,488

	Years ended December 31,
Finance income (expense)	2025	2024
	$	$
Change in fair value of options contracts	211	57
Finance costs on long-term debt	(10,291)	-
Interest income	2,192	3,867
Gain on foreign exchange	16,449	10,175
Gain on settlement of payables	180	-
Accretion expense	(171)	(152)
	8,570	13,947

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2025	30
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted)
18.  ADDITIONAL INFORMATION ON THE NATURE OF COMPREHENSIVE INCOME (LOSS) COMPONENTS
(continued)

	Years ended December 31,
Expenses recognized for employee benefits (including capitalized amounts)	2025	2024
	$	$
Salaries and fringe benefits	21,125	19,627
Share-based payments (Note 13)	14,980	8,358
	36,105	27,985
19.  CAPITAL MANAGEMENT
The Corporation defines capital as long-term debt and total equity. When managing capital, the Corporation’s objectives are to:
•Ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions;
•Ensure the externally imposed capital requirements relating to debt obligations are being met;
•Increase the value of the Corporation’s assets; and
•Achieve optimal returns to shareholders.
These objectives are achieved by operating its assets efficiently, identifying the right exploration and evaluation projects, adding value to these projects, and ultimately taking them to production or obtaining sufficient proceeds from their disposal.
Management adjusts the capital structure as necessary to support the acquisition, exploration and evaluation and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Corporation’s management team to sustain the future development of the business. As at December 31, 2025, managed capital is $525,828 (December 31, 2024 - $341,993) representing long-term debt and total equity before non-controlling interest. To facilitate the management of its capital requirements, the Corporation prepares long-term cash flow projections that consider various factors, including successful capital deployment, general industry conditions and economic factors. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Corporation, is reasonable. There have been no changes in the
Corporation’s capital management approach during the year.

	December 31,	December 31
	2025	2024
	$	$
Long-term debt (including current portion)	112,177	95,517
Total equity before non-controlling interest	413,651	246,476
	525,828	341,993
20.  FINANCIAL RISK MANAGEMENT
The Corporation is exposed to various financial risks resulting from both its operations and its investment activities. There were no changes to the financial objectives, policies and processes during the years ended December 31, 2025 and 2024. The
Corporation’s main financial risks exposure and its financial risks management policies are as follows:
Credit risk
Credit risk refers to the risk of an unexpected loss if a party to a financial instrument fails to meet its contractual obligations.
The Corporation’s financial assets exposed to credit risk are primarily composed of cash and cash equivalents, trade and other receivables and restricted cash. The Corporation’s cash, cash equivalents and restricted cash are mostly held with reputable
Canadian or Moroccan banks.

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2025	31
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted)
20.  FINANCIAL RISK MANAGEMENT (continued)
Credit risk arises from the possibility that its customers may experience financial difficulties and be unable to fulfil their obligations. The Corporation has a high degree of customer concentration, with approximately 95% of its ingots and silver concentrated ore sales made to a single counterparty. As a result, in the event that this counterparty becomes insolvent or otherwise unable to meet its payment obligations, the Corporation’s revenues and cash flows could be materially adversely affected. Given the substantial value associated with each delivery, any delay in payment or default could have a significant financial impact, and the Corporation may be required to seek alternative purchasers on less favorable terms. To mitigate such credit risk, the Corporation requires that it is paid the majority of what it is owed on transfer of property and deals with creditworthy counterparties. The Corporation does not rely on external credit ratings, as its counterparties are generally not rated; instead, it obtains and reviews available financial information, including annual audited financial statements, and maintains ongoing communication with its customers to monitor credit risk. As at December 31, 2025, none of the trade receivables were overdue by more than 30 days (2024 – $nil). In management's opinion, the maximum credit risk exposure for all of the Corporation's current financial assets is the carrying value of those assets.
Commodity price risk
The Corporation’s profitability is exposed to commercial risks notably those linked to the price of silver and gold. The
Corporation does not have financial instruments to hedge exposures to silver and gold price fluctuations.
Liquidity risk
Liquidity risk refers to the risk that the Corporation will not be able to meet its financial obligations as they fall due.
The Corporation’s liquidity and operating results may be adversely affected if the Corporation’s access to the capital market is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the
Corporation. The organization has instituted a comprehensive planning and budgeting process designed to ascertain the financial resources necessary to sustain its standard operational requirements and developmental initiatives. Over the years, the Corporation generates cash flow from its financing activities.
As part of its $100,000 financing with EBRD (Note 9), the Corporation is required to maintain $18,000 in restricted cash for a
Cost Overrun Facility (“COF”) to cover potential cost overruns on the Zgounder project.  Subsequent to year end, the expansion has reached financial completion, as defined in the Facility, and therefore the cost overrun account was released and replaced with a Debt Service Reserve Account (“DSRA”) and a balance of $16,250 is still considered restricted cash.
With the start of commercial production phase of the new Zgounder mill effective at the end of 2024, the Corporation currently intends to take into account the anticipated cash flows generated from operational activities to contribute to its business commitments.
The following are the contractual maturities of financial liabilities and other liabilities, including interest payable that is included in accounts payable as at December 31, 2025:

	Carrying Amount	Contractual cash flows	0-12 months	12-24 months	More than 24 months
	$	$	$	$	$
Accounts payable & accrued liabilities	69,407	69,407	69,407	-	-
Long-term debt (excluding interest) (Note 9)	112,177	115,000	28,571	43,571	42,858
Balance of purchase price payable (Note 8)	1,643	1,643	1,643	-	-
Lease liabilities (Note 10)	1,366	1,567	427	336	804
	184,593	187,617	100,048	43,907	43,662
The following are the contractual maturities of financial and other liabilities as at December 31, 2024:

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2025	32
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted)
20.  FINANCIAL RISK MANAGEMENT (continued)

	Carrying Amount	Contractual cash flows	0-12 months	12-24 months	More than 24 months
	$	$	$	$	$
Accounts payable & accrued liabilities	51,351	51,351	51,351	-	-
Long-term debt (excluding interest) (Note 9)	95,517	100,000	-	28,571	71,429
Balance of purchase price payable (Note 8)	1,483	1,483	1,483	-	-
Lease liabilities (Note 10)	1,403	1,650	356	330	964
	149,754	154,484	53,190	28,901	72,393
Foreign currency risk
In the normal course of operations, the Corporation is exposed to currency risk due to business transactions in foreign countries denominated in a currency other than the functional currency of each entity in the group, being the Canadian dollar for all the entities within the consolidated group except for AGSM, ZMSM, BGM and AGS, for which the functional currency is the Moroccan dirham and for AGS Group Services for which the functional currency is the US dollar. A portion of the transactions is denominated in United Arab Emirates dirhams.
Foreign currency denominated financial assets and liabilities which expose the Corporation to currency risk are presented below.
The Corporation enters into option contracts to mitigate some of the risk of fluctuations in the exchange rate of its holdings of
US dollars. Changes in the fair value of the contracts and the corresponding gains or losses are recorded quarterly and are included in the fair value adjustment on option contracts on the consolidated statement of comprehensive income (loss). The
Corporation’s management strategy is to reduce the risk of fluctuations associated with foreign exchange rate changes. The foreign currency option contracts are held to maturity and are either exercised for a net profit or loss; or expire at no obligation to the Corporation.
The fair value of option contracts, which represents the amount that would be received/(paid) by the Corporation if the contracts were terminated at December 31, 2025 was $(174) (December 31, 2024 - $42).
Balances in the table below are dominated in US dollars, the presentation currency of the Corporation:

December 31, 2025	USD	EUR	CAD	MAD	AED	Total
	$	$	$	$	$	$
Cash and cash equivalents	65,408	8	-	-	-	65,416
Restricted cash	18,000	-	-	-	-	18,000
Trade and other receivables	32,504	-	-	-	-	32,504
Current portion of long-term debt	(28,571)	-	-	-	-	(28,571)
Long-term debt	(86,429)	-	-	-	-	(86,429)
Accounts payable and accrued liabilities	(6,503)	(1,257)	(175)	(22)	(49)	(8,006)
Balance of purchase price payable	-	-	-	(1,643)	-	(1,643)
	(5,591)	(1,249)	(175)	(1,665)	(49)	(8,729)

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2025	33
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted)
20.  FINANCIAL RISK MANAGEMENT (continued)

December 31, 2024	USD	EUR	CAD	MAD	Total
	$	$	$	$	$
Cash and cash equivalents	7,774	179	-	-	7,953
Restricted cash	18,000	-	-	-	18,000
Trade and other receivables	1,053	-	-	-	1,053
Long-term debt	(100,000)	-	-	-	(100,000)
Accounts payable and accrued liabilities	(5,514)	(1,060)	(666)	-	(7,240)
Balance of purchase price payable	-	-	-	(1,483)	(1,483)
	(78,687)	(881)	(666)	(1,483)	(81,717)
The impact on net income (loss) and equity of a 10% increase or decrease in foreign currencies on the Corporation’s financial instruments based on balances on December 31, 2025 would be approximately $873 (December 31, 2024 - $8,172).
21.  FINANCIAL INSTRUMENTS
The classification of financial instruments is summarized as follows, as at December 31, 2025 and 2024:

Financial Assets	Classification	December 31, 2025	December 31, 2024
		$	$
Cash and cash equivalents	Financial assets at amortized cost	136,322	30,944
Trade and other receivables	Financial assets at amortized cost	33,811	1,827
Deposit in trust	Financial assets at amortized cost	314	695
Restricted cash	Financial assets at amortized cost	18,162	18,246
		188,609	51,712
As at December 31, 2025, cash equivalents included in cash and cash equivalents was $10,039 (December 31, 2024 - $nil).

Financial Liabilities	Classification	December 31, 2025	December 31, 2024
		$	$
Current portion of long-term debt (Note 9)	Financial liabilities at amortized cost	28,571	-
Long-term debt (Note 9)	Financial liabilities at amortized cost	83,606	95,517
Accounts payable and accrued liabilities	Financial liabilities at amortized cost	69,407	51,351
Balance of purchase price payable (Note 8)	Financial liabilities at amortized cost	1,643	1,483
		183,227	148,351

Financial Assets	Classification	December 31, 2025	December 31, 2024
		$	$
Option contracts	Fair value through profit & loss	(174)	42
		(174)	42

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2025	34
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted)
21.  FINANCIAL INSTRUMENTS (continued)
Fair value of financial instruments
Current financial instruments that are not measured at fair value consist of by cash, cash equivalents, trade and other receivables, restricted cash, accounts payable and accrued liabilities, balance of purchase price payable and long-term debt.
Their carrying values are considered a reasonable approximation of their fair value because of their short-term maturity. The long-term debt is predominantly subject to a variable interest rate. As a result, the carrying value is considered to be its fair value.
Fair value hierarchy
The following table classifies financial assets and liabilities that are recognized on the consolidated statement of financial position at fair value in a hierarchy that is based on significance of the inputs used in making the measurements. The levels in the hierarchy are:
Level 1:Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2:Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).
Level 3:Inputs for the asset or liability that are not based on observable market data.
As at December 31, 2025, the following represents the classification of instruments measured at fair value :

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Option contracts	-	(174)	-	(174)
As at December 31, 2024, the following represents the classification of instruments measured at fair value :

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Option contracts	-	42	-	42
The Corporation’s foreign currency option contracts are not traded in active markets. The fair value of these instruments has been determined using observable forward exchange rates. The effects of non-observable inputs are not significant for foreign contract positions. As at December 31, 2025, the Corporation had an aggregate notional amount of 9,000 USD-CAD (9,000
USD-CAD for the year ended December 31, 2024) in options contracts.

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2025	35
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted)
22.  SUPPLEMENTAL CASH FLOW INFORMATION

	Year ended December 31,
	2025	2024
	$	$
Trade and other receivables	(31,112)	(1,220)
Sales tax receivable	(11,569)	827
Income tax receivable	3,686	(3,415)
Inventories	(3,969)	(10,579)
Prepaid expenses and security deposits	(326)	97
Accounts payable and accruals	28,082	6,078
Income tax payable	19,491	(3,058)
Changes in working capital items	4,283	(11,270)
Non-cash transactions
Additions of new lease right-of-use assets	195	612
Addition of new lease liabilities	(195)	(612)
Net change in deposits to suppliers for capital expenditures	2,842	7,918
Capitalized asset retirement obligations	131	355
Change in accounts payable and accrued liabilities related to PP&E	(12,689)	(2,908)
Change in accounts payable and accrued liabilities related to E&E assets	(2,179)	6,442
Share-based compensation in PP&E additions	230	650
Share-based compensation in E&E additions	641	508
Investment in associate - share consideration	(7,210)	-
Sale of capital assets included in trade and other receivables	-	311
23.  INCOME (LOSS) PER COMMON SHARE
Basic income or loss per share is the net income or loss available to common shareholders divided by the weighted average number of common shares outstanding during the year and DSUs. Diluted net income or loss per share adjusts basic net income or loss per share for the effects of potential dilutive common shares such as options and RSUs.
The calculations for basic and diluted income or loss per share for the years ended December 31, 2025 and 2024 are as follows:

	Year ended December 31,
	2025	2024 (1)
	$	$
Net income (loss) attributed to Aya Gold & Silver Inc. shareholders	45,557	(21,617)
Weighted average number of shares – basic	137,231,106	129,842,508
Impact of dilutive securities
Stock options and RSUs	5,139,839	-
Weighted average number of shares – diluted	142,370,945	129,842,508
Income (loss) per share - basic	0.33	(0.17)
Income (loss) per share - diluted	0.32	(0.17)
(1) In the year ended December 31, 2024, loss per share had previously been calculated using total net loss rather than net loss attributable to
Aya Gold & Silver Inc. shareholders. The comparative loss per share amounts have been adjusted from previously reported $(0.20) to $(0.17) to reflect the net loss attributable to Aya Gold & Silver Inc. shareholders in the year ended December 31, 2024. This adjustment affects only the presentation of loss per share and has no impact on the Corporation's net loss, total equity, cash flows, or financial position in year ended
December 31, 2024.

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2025	36
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted)
23.  INCOME (LOSS) PER COMMON SHARE (continued)
As at December 31, 2025, weighted average number of shares - diluted excludes the effects of 5,500,000 share purchase options (9,589,451 for the year ended December 31, 2024) and nil restricted share units (1,120,750 for the year ended
December 31, 2024) as they were anti-dilutive.
24.  COMMITMENTS
The Corporation has the following commitments regarding its properties:
Royalties
As per the terms of property purchase agreements, the Corporation is also committed to pay, in perpetuity, the following royalties:
•2.5% royalty to Ouiselat Mines (a private Moroccan company) on revenue from the Azegour property;
•3.0% royalty to ONHYM on revenue from the Zgounder property, which amounted to 56,128 dirhams ($6,019) for the year ended December 31, 2025 and 11,645 dirhams ($1,170) for the year ended December 31, 2024; and
•3.0% royalty to ONHYM on revenue from the Boumadine property, which amounted to $616 dirhams ($66) for the year ended December 31, 2025 and $nil for the year ended December 31, 2024.
25. RELATED PARTY TRANSACTIONS
During the years ended December 31, 2025 and 2024, the following related party transaction occurred in the normal course of operations for management and consulting fees to Groupe Conseils Grou, La Salle Inc., a company owned by the President and Chief Executive Officer, in the amount of $838 for the year ended December 31, 2025 ($758 for the year ended December
31, 2024). As at December 31, 2025, $391 (December 31, 2024 - $305) was due to that company.
Remuneration of key management personnel of the Corporation
Key management included members of the Board of Directors and executive officers of the Corporation. During the years ended December 31, 2025 and 2024 the remuneration awarded to key management personnel (including the amounts above)
was as follows:

	Years ended December 31,
	2025	2024
	$	$
Salaries and benefits	1,584	1,288
Management consulting and professional fees	1,261	1,110
Share-based compensation*	11,166	6,905
	14,011	9,303
* Share-based payments represent a non-cash expense related to the vesting of equity-based awards granted to directors and executive officers, including stock options, restricted share units, and deferred share units.

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2025	37
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted)
26.  NON-CONTROLLING INTERESTS
The Corporation’s consolidated financial statements include two subsidiaries, BGM, and TIREX, with non-controlling interests
("NCI"):
•ANARPAM has a 15% non-dilutive participation in TIREX and WAFA Mining & Petroleum has a 10% dilutive participation in TIREX.
•ONHYM has a 15% participation in BGM.
The Corporation had the following NCIs for the years ended December 31, 2025 and 2024:
.

	Proportion of ownership interest and voting rights held by NCI		Total comprehensive income (loss) allocated to NCI		Accumulated NCI
	2025	2024	2025	2024	2025	2024
	%	%	$	$	$	$
BGM	15	15	723	-	10,173	5
TIREX	25	25	-	(4,410)	-	-
			723	(4,410)	10,173	5
The following table summarizes the information relating to these subsidiaries before any intercompany eliminations:

		BGM		TIREX	Total NCI
	2025	2024	2025	2024	2025	2024
	$	$	$	$	$	$
Non-current assets	81,817	47,885	-	-	81,817	47,885
Current assets	2,432	4,484	-	8	2,432	4,492
Total assets	84,249	52,369	-	8	84,249	52,377

Non-current liabilities	90	45	-	-	90	45
Current liabilities	22,670	55,222	-	11,284	22,670	66,506
Equity (deficit) attributable to owners	51,316	(2,903)	-	(11,276)	51,316	(14,179)
Non-controlling interest	10,173	5	-	-	10,173	5
	84,249	52,369	-	8	84,249	52,377

Revenue for the year	2,200	-	-	-	2,200	-
Income (loss) attributable to parent	4,096	-	-	(22,217)	4,096	(22,217)
Income (loss) attributable to NCI	723	-	-	(4,410)	723	(4,410)
Income (loss) for the year	4,819	-	-	(26,627)	4,819	(26,627)

Net cash from (used in) operating activities	495	(12)	-	(173)	495	(185)
Net cash used in investing activities	(5,115)	(3,271)	-	(241)	(5,115)	(3,512)
Net cash outflow	(4,620)	(3,283)	-	(414)	(4,620)	(3,697)
During the year, advances from the Corporation to Boumadine Global Mining S.A. totaling approximately $63 million were converted into equity, and a non-reciprocal contribution was recognized.

AYA GOLD & SILVER INC. / CONSOLIDATED FINANCIAL STATEMENTS / YEAR 2025	38
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
(Expressed in thousands of US dollars unless otherwise noted)
27. CONTINGENT LIABILITY
On August 5, 2025, the Corporation received net proceeds of $7,219 in connection with the enforcement of liquidated damages against Duro Felguera S.A. ("DF"), the contractor for the mine expansion. The amount received has been applied against
Mining assets in production. Subsequent to the disbursement of funds, DF sought to suspend the application and reverse the underlying decision allowing the execution of the performance bonds in several jurisdictions in Spain. To that end, DF filed a procedure seeking to overturn the judgment allowing the payment of security to Aya. The appeal procedure and Aya's response to the appeal have been filed. Their action seeking the suspension of the execution in another jurisdiction was rejected on October 22, 2025.
Furthermore, in relation to the termination of the Engineering, Procurement and Construction ("EPC") agreement  with DF, they are seeking damages in the approximate amount of $5,500 as well as declaratory relief as regards to the above mentioned liquidated damages, for a total amount of approximately $13,500. The Corporation is seeking a counterclaim for damages exceeding the claim by DF.
Management has reviewed the facts and circumstances of the case, together with external legal counsel, and believes that it is not probable that the Corporation will be required to repay any portion of the funds received, in the course of the appeal procedures in Spain, as well as the subsequent claim seeking damages. Accordingly, no provision has been recognized in the consolidated financial statements as at December 31, 2025. However, since the outcome of the appeal and subsequent claim cannot be determined with certainty at this time, any potential repayment, if required, would be recognized in the period in which the obligation becomes probable and can be reliably measured.